
AIS


03024505

July 4 , 2003


SEC MAIL PROCESSING SECTION
RECEIVED
JUL 1 0 2003
WASH, D.C.
188

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 0189/2003**

Subject: Report on the results of the exercise of warrants (ESOP Grant 1) in June 2003

Date: July 4, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Saowanee Tengvongvatana or Ms. Jarurat Jaranathummakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or saowanee.t@shincorp.com or jarurat@shincorp.com

Thank you for your attention to this matter.


PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date July 4, 2003

AIS. 0189 /2003

July 4, 2003

Subject: Report on the results of the exercise of warrants (ESOP Grant 1) in June 2003

To: The President
The Stock Exchange of Thailand

According to Advanced Info Service Public Company Limited ("the Company") issued and offered 14,000,000 units of warrants to purchase the Company's ordinary shares to directors, employees, and advisors of the Company (ESOP Grant 1) on March 27, 2002. The exercise date will be made within the last five business days of every month between 9.00 a.m. and 4.00 p.m.. The exercise date of June was between June 24 - 30, 2003. The summary of terms and conditions of warrants are as follows;

Exercise Ratio	: 1 warrant per 1 ordinary share
Exercise Price	: Baht 48 per share.
Maturity of warrants	: 5 years from the first date of the issuance and offering of warrants.
Number of ordinary shares reserved for warrants	: 14,000,000 shares.

The Company would like to report the results of the exercise of warrants (ESOP Grant 1) in June 2003, as follows;

The number of exercised warrants	: 1,389,300 units
The number of remaining unexercised warrants	: 12,490,700 units


AIS

July 4 , 2003


SEC MAIL PROCESSING
RECEIVED
JUL 1 0 2003
WASH, D.C. 188 SECTION

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 0195/2003**

Subject: Notification of the Debenture Holders Meeting's Resolution on an amendment of the terms and conditions of debentures of Advanced Info Service Public Company Limited

Date: July 4, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Saowanee Tengvongvatana or Ms. Jarurat Jaranathummakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or saowanee.t@shincorp.com or jarurat@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date July 4, 2003

AIS 0195/2546

July 4, 2003

Subject: Notification of the Debenture Holders Meeting's Resolution on an amendment of the terms and conditions of debentures of Advanced Info Service Public Company Limited

To: The President
The Stock Exchange of Thailand

According to Advanced Info Service Public Company Limited (the "Company") held the debenture holders' meeting on July 2, 2003 at Sofitel Central Plaza Bangkok, in order to amend the terms and conditions of the Company's debentures.

The Company has been informed by the Company's debenture registrar that the debenture holders' meeting has resolved to approve the amendment of Clause 5.2.2 of the terms and conditions of the Company's debentures. The resolution is that the Company can pay dividends to shareholders over 40% but not more than 70% of net profit of the year 2003, 2004 and 2005, under conditions as follows;

1. Debt to Equity Ratio (after deduction of dividend payment) must not over 1.5 : 1.

2. The Company is rated from TRIS Rating Company Limited at not less than "AA-".

Provided that, if the Company makes any default payment of the principal or interest of its debentures otherwise whether any installments. The Company cannot pay any dividends to its shareholders.



July 3 , 2003


SEC MAIL PROCESSING
RECEIVED
JUL 1 0 2003
WASH, D.C. 188 SECTION

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 0194/2003**

Subject: Clarification on dividend payment of Advanced Info Service Public Company Limited

Date: July 3, 2003

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Saowanee Tengvongvatana or Ms. Jarurat Jaranathummakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or saowanee.t@shincorp.com or jarurat@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date July 3, 2003

AIS 0194/2546

July 3, 2003

Subject: Clarification on dividend payment of Advanced Info Service Public Company Limited

To: The President
The Stock Exchange of Thailand

According to Post Today and Kao Hoon that Advanced Info Service Public Company Limited (the "Company") will increase dividend payment ratio to shareholders.

The Company held debenture holders meeting on July 2, 2003 at Sofitel Central Plaza Bangkok. The agenda was the amendment of the specified item 5.2.2 of the terms and conditions of the Company's debentures that the Company can pay dividends to shareholders over 40% but not more than 70% of net profit for each year 2003, 2004 and 2005. The Company is awaiting formal voting result from the debenture registrar within seven days from the meeting date. The payment of dividends to shareholders in the future must be resolved through Board of Directors.